UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 14, 2007

Commission File Number 000-29938

Pacific Internet Limited

(Translation of registrant’s name into English)

89 Science Park Drive, #01-07

The Rutherford, Singapore Science Park

Singapore 118261

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F:

☑  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes            ☑  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable

Exhibit Index

Exhibit No.	Description
1.	Notice of 12th Annual General Meeting of Pacific Internet Limited

2.	Proxy Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2007	PACIFIC INTERNET LIMITED

	By:	/s/ Phey Teck Moh
	Name:	Phey Teck Moh
	Title:	President & CEO

PACIFIC INTERNET LIMITED

(Company No. 199502086C)

(Incorporated in the Republic of Singapore)

NOTICE OF 12TH ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 12th Annual General Meeting (“12th AGM”) of PACIFIC INTERNET LIMITED will be held at:

Venue	:	Insight Room, #01-07 The Rutherford, 89 Science Park Drive, Singapore 118261

Date/Time	:	Wednesday, June 13, 2007 at 3.00 p.m. (Singapore time)

to transact the following business:

As Ordinary Business

1.	To receive and adopt the Audited Consolidated Accounts of the Company, together with the Statement of Directors and the Reports of the Directors and the Auditors thereon, for the financial year ended December 31, 2006.	[Resolution 1]

2.	To re-appoint Messrs Ernst & Young as Auditors of the Company and to authorize the Directors to fix their remuneration.	[Resolution 2]

As Special Business

3.	To approve the payment of Directors’ Fees of S$556,750 for the financial year ended December 31, 2006. (2005: S$337,350)	[Resolution 3]

4.	To authorize the Directors to allot and issue shares pursuant to Section 161 of the Companies Act, Cap. 50, Singapore.	[Resolution 4]

“THAT, pursuant to Section 161 of the Companies Act, Cap. 50, the Directors be and are hereby authorized to issue and allot ordinary shares in the Company to any person or persons and on such terms and conditions and with such rights or restrictions as the Directors may think fit to impose (including but not limited to the issue of ordinary shares by way of a rights issue or otherwise), and that such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company or the expiration of the period within which the next Annual General Meeting is required by Singapore law to be held, whichever is the earlier.”

5.	To transact any other business which may properly be transacted at an Annual General Meeting.

By Order of the Board

DEBORAH SHING MEI FOO

Company Secretary

May 14, 2007, Singapore

Notes:

1.

The Board of Directors has fixed the close of business on April 27, 2007 (New York time) as the record date for determining those members who will receive notice of and be entitled to attend and vote at the 12th AGM.

2.	A Shareholder is entitled to appoint no more than two proxies to attend and vote in his stead.

3.	Where a Shareholder appoints more than one proxy, the proportion of the shareholding concerned to be represented by each proxy shall be specified in the proxy form.

4.	A proxy need not be a member of the Company.

5.	If a proxy is appointed, the proxy form must be deposited at either the registered office of the Company at 89 Science Park Drive, #01-07 The Rutherford, Singapore 118261, or The Bank of New York at P.O. Box 11498, New York, N.Y. 10203-0498, not less than 48 hours before the time set for the 12th AGM, that is no later than 3 p.m. on Monday, June 11, 2007 (Singapore time) or 3 a.m. on Monday, June 11, 2007 (New York time).

IMPORTANT – PLEASE READ THE NOTES BELOW BEFORE COMPLETING THIS FORM.

Notes:

1.	The Board of Directors has fixed the close of business on April 27, 2007 (New York time) as the record date for determining those members who will receive notice of and be entitled to attend and vote at the 12th AGM.

2.	A Shareholder is entitled to appoint no more than two proxies to attend and vote in his stead.

3.	Where a Shareholder appoints more than one proxy, the proportion of the shareholding concerned to be represented by each proxy shall be specified in the proxy form.

4.	A proxy need not be a member of the Company.

5.	The proxy form appointing a proxy or proxies must be deposited at either the registered office of the Company at 89 Science Park Drive, #01 -07 The Rutherford, Singapore 118261, or The Bank of New York at P.O. Box 11498, New York, N.Y 10203-0498, not less than 48 hours before the time set for the 12th AGM, that is no later than 3 p.m. on Monday, June 11, 2007 (Singapore time) or 3 a.m. on Monday, June 11, 2007 (New York time).

6.	The proxy form must be under the hand of the appointor or of his attorney duly authorised in writing. Where the proxy form is executed by a corporation, it must be executed either under its common seal or under the hand of its attorney or a duly authorised officer.

7.	Where a proxy form is signed on behalf of the appointor by an attorney, the letter of power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the proxy form; failing which the proxy form may be treated as invalid.

8.	The Company shall be entitled to reject a proxy form which is incomplete, improperly completed, illegible or where the true intentions of the appointor are not ascertainable from the instruction of the appointor specified on the proxy form.

PROXY FORM PACIFIC INTERNET LIMITED
(Company Registration No. 199502086C) (Incorporated in the Republic of Singapore)

“I/We				(Name in BLOCK LETTERS)
of				(Address)
being a *member/members of Pacific Internet Limited (the “Company”), hereby appoint:
	Name	Address	NRIC/Passport Number	Proportion of my/our Shareholdings (%)
(a)
*and/or (delete as appropriate)
(b)

or failing whom the Chairman of the Meeting, as *my/our proxy to vote for *me/us on *my/our behalf and, if necessary, to demand a poll at the 12th Annual General Meeting of the Company to be held at Insight Room, #01-07 The Rutherford, 89 Science Park Drive, Singapore 118261 on Wednesday, June 13,2007 at 3.00 p.m. (Singapore time), and at any adjournment thereof.

Should you desire to direct your proxy how to vote, please insert “X” in the appropriate box against each item hereunder, otherwise your proxy will vote as he thinks fit or abstain from voting.

To change your address, please mark this box.        ☐

(Continued and to be dated and signed on the reverse side.)

Ú DETACH PROXY CARD HERE Ú

(Please sign, date and return this proxy in the enclosed postage prepaid envelope.)	☒ Votes must be indicated (x) in Black or Blue ink.

ORDINARY RESOLUTIONS		FOR	AGAINST	ABSTAIN		SPECIAL BUSINESS	FOR	AGAINST	ABSTAIN
1.	To adopt the Audited Consolidated Accounts of the Company for the financial year ended December 31,2006, together with the Statement of Directors and the Reports of the Directors and Auditors.	☐	☐	☐	3.	To approve the Directors’ fees for the financial year ended December 31, 2006.	☐	☐	☐

2.	To re-appoint Ernst & Young as Auditors of the Company and to authorize the Directors to fix their remuneration.	☐	☐	☐	4.	To authorize the Directors to issue and allot shares in the capital of the Company pursuant to Section 161 of the Companies Act, Chapter 50, Singapore.	☐	☐	☐

SCAN LINE
Please sign exactly as the name appears hereon. If stock is held in names of joint owners, both should sign.

Date	Share Owner sign here	Co-Owner sign here